Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Full Exercise of Over-Allotment Option in Initial Public Offering of ADSs

MACAU, November 20, 2018 — Studio City International Holdings Limited (“Studio City”), a cinematically-themed, world-class gaming, retail and entertainment resort, today announces the underwriters of its initial public offering of American Depositary Shares (“ADSs”), each ADS representing four Class A ordinary shares of Studio City, have exercised their over-allotment option in full to purchase an additional 4,312,500 ADSs from Studio City at the IPO price of US$12.50 per ADS. The exercise of the over-allotment option closed on November 19, 2018. After giving effect to the exercise of the over-allotment option, the total number of ADSs sold in the IPO is 33,062,500 ADSs.

Studio City received total proceeds of approximately US$406.7 million from the ADSs sold in the IPO, including the 28,750,000 ADSs sold initially and the 4,312,500 ADSs sold pursuant to the over-allotment option, and approximately US$2.5 million from the concurrent private placement to Melco International Development Limited (“Melco International”) in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions but before deducting offering expenses payable by Studio City.

Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc acted as joint bookrunners for the offering and as the representatives of the underwriters.

A registration statement relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, via telephone at 1-800-503-4611 or via e-mail: prospectus.cpdg@db.com; Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010-3629, Attention: Prospectus Department or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department (telephone: 1-866-718-1649) or by e-mailing prospectus@morganstanley.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Studio City does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com